Exhibit 8.1
List of Subsidiaries of Telefonica Brasil S.A.

Subsidiaries	2013

Telefônica Data S.A.	100%
Aliança Atlântica Holding B.V.(1)	50%
Companhia AIX de Participações (1)	50%
Companhia ACT de Participações (1)	50%

(1) jointly controlled